January 17, 2013

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Division of Corporation Finance

Room 4561

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	CBIZ, Inc.

Form 10-K for the year ended December 31, 2011

Filed March 15, 2012

File No. 001-32961

Dear Mr. Krikorian:

CBIZ, Inc. (the “Company” or “CBIZ”) is submitting this letter in response to the comment letter received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”), dated January 3, 2013, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 filed on March 15, 2012.

Below is the Company’s response to the comments raised by the Staff in the comment letter. For the convenience of the Staff, we have repeated the Staff’s comment before the response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 3. Legal Proceedings, page 17

Comment 1. We are unable to concur with your response to prior comment 1. In cases involving material pending legal proceedings where the specific amount of relief sought is stated, the relief sought, including the amount of relief sought in the case of monetary damages, should be disclosed. Such disclosure is not conditioned, as you assert, upon matters such as mitigating steps taken by the plaintiff or plaintiff’s discussion of your defenses. Further, we do not concur with your assertion that disclosure of the amount of damages—a matter of fact—is subject to your determination as to whether “such disclosure could be misleading…” To the extent you believe that additional disclosure is necessary to provide contextual understanding, you may include such additional disclosure in your filing. Please confirm that you will include in future filings a materially complete discussion of the relief sought, including the amount of monetary damages, in material pending legal proceedings.

Response to Comment 1.

The Company respectfully disagrees that the amount of monetary damages stated in the complaint of a legal proceeding is a “matter of fact” that is not misleading. While it is true that simply restating the requested monetary relief does state a fact about what is recited in a complaint, the restatement of the requested amount of monetary damages does not in and of itself state any material information whatsoever. For example, in many jurisdictions, requests for monetary relief are limited to a simple statement that a plaintiff is requesting damages in an amount to exceed a nominal sum. See, for example, Rule 8(A), Ohio Rules of Civil Procedure: “If the party seeks more than twenty-five thousand dollars, the party shall so state in the pleading but shall not specify in the demand for judgment the amount of recovery sought”. Such a statement conveys no material information other than the simple fact that monetary damages have been requested. In other jurisdictions, a plaintiff is allowed to state any number, no matter how great or unlikely it is that the number would be obtained following the conclusion of the litigation. Allegations of extreme monetary damage, in the absence of other considerations regarding weaknesses in the plaintiff’s case or regarding defenses available to a defendant, are not automatically material or meaningful in any way. Moreover, requiring the simple restatement of a complaint’s numerical request for relief will mean that the same company would be required to state radically different information in its reports based on nothing more than where the complaint is filed.

You indicated that if the Company believes that restating the monetary request for relief in a complaint is misleading and that additional disclosure is necessary to provide contextual understanding, then the Company may include such additional disclosure in its filing. However, your view presents the Company with the dilemma of either stating the request for relief without any beneficial explanation, or by correcting the misleading information at the cost of disclosing attorney-client communications and attorney work product related to the case and thereby prejudicing the Company’s legal position in the case and diminishing its odds of a favorable outcome. Recently the Financial Accounting Standards Board (“FASB”) determined that companies should not be placed in the position of having to disclose such privileged information. In determining whether or not the standards on disclosure of loss contingencies should be changed to require more detailed disclosure of a company’s assessment of legal claims and defenses, the FASB determined that it would not broaden such disclosure standards in part because of the overwhelming opposition to the disclosure of privileged attorney-client communications and attorney work product that could be prejudicial to the reporting entity. See, FASB Board Meeting Handout, July 9, 2012; and FASB Comment Letter Summary on the July 2010 Exposure Draft, Disclosure of Certain Loss Contingencies.

Where the Company reasonably determines that a simple restatement of a plaintiff’s numerical request for monetary relief would be misleading, the Company respectfully suggests that it should be required only to state that monetary damages are being sought, without being required to choose between stating a misleading number and divulging privileged communications and work product that would prejudice its position in the litigation.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary, page 24

Comment 2. We acknowledge your response to prior comment no. 2 and have the following comment. In future filings, please consider changing the titles of each Non-GAAP measure since the use of “cash” in the title may imply that the amounts are a liquidity measure.

Response to Comment 2.

The Company will change the titles of Non-GAAP measures in the future to clarify that they are not liquidity measures.

*    *    *

In connection with the Company’s response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-447-9000.

Sincerely,

CBIZ, Inc.

/s/ Ware H. Grove
By: Ware H. Grove
Title: Chief Financial Officer